Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Easterly Acquisition Corp. (the “Company”) on Form S-1 of our report dated May 7, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Easterly Acquisition Corp. as of May 4, 2015 and for the period from April 29, 2015 (inception) through May 4, 2015 appearing in the Registration Statement of Easterly Acquisition Corp. on Form S-1, File No. 333-203975. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

New York, NY

July 29, 2015